

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2022

Bernard Rubin
Chief Executive Officer
Entertainment Arts Research, Inc.
19109 W Catawba Ave, Suite 200
Cornelius, NC 28031

Re: Entertainment Arts Research, Inc.
Post-Qualification Amendment to Form 1-A
Filed May 2, 2022
File No. 024-11608

Dear Mr. Rubin:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Qualification Amendment to Form 1-A filed May 2, 2022

General

1. We note your disclosure that you are offering shares at an offering price to be determined after qualification within the range of $0.02 to $0.075 per share pursuant to Tier 1 of Regulation A. At-the-market offerings are not permitted under Regulation A. Please revise your offering statement to offer the shares at one fixed price for the duration of the offering. Refer to Rule 251(d)(3)(ii) of Regulation A for further guidance. If you change the offering price in the future, you should announce any price changes in either a post-qualification amendment or supplement, depending on the facts and circumstances at the time of the change. Please refer to Rule 252(f)(2)(ii) and Rule 253(g)(2) of Regulation A for further guidance.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to

qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeff Turner